Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2006	For the Twelve Months Ended December 31, 2005	For the Three Months Ended March 31, 2005
Earnings
Net Income from Continuing Operations	$180	$732	$181
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	—	1	2
Income Tax	113	341	106
Pre-Tax Income from Continuing Operations	$296	$1,085	$292
Add: Fixed Charges*	138	506	125
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	18	4
Earnings	$429	$1,573	$413
* Fixed Charges
Interest on Long-term Debt	$109	$428	$103
Amortization of Debt Discount, Premium and Expense	4	16	4
Other Interest	14	27	8
Interest Component of Rentals	6	17	6
Pre-Tax Preferred Stock Dividend Requirement	5	18	4
Fixed Charges	$138	$506	$125
Ratio of Earnings to Fixed Charges	3.1	3.1	3.3